Exhibit 4.127

December 14, 2015

Supplementary Agreement

for Purchase and Sales of

39,200,000 Shares of

Ourgame International Holdings Limited.

by and between

Glassy Mind Holdings Limited

and

KongZhong Corporation

This supplementary agreement for sales and purchase of shares (hereinafter referred to as the “Supplementary Agreement”) was made on December 14, 2015 by and between:

(1)  Glassy Mind Holdings Limited, a limited company incorporated in British Virgin Islands (hereinafter referred to as the “Purchaser”);

(2)  KongZhong Corporation, a limited company incorporated in Cayman Islands (hereinafter referred to as the “Vendor”).

WHEREAS:

(A)  Ourgame International Holdings Limited (hereinafter referred to as the “Target Company”) is a limited company incorporated in Cayman Islands, and issued shares and was listed on the main board of the Stock Exchange of Hong Kong Ltd. (stock code: 6899).The target company has 785,682,624 issued and fully-paid shares as at the date of the original shares purchase and sales agreement (defined below).

(B)  The Purchaser and the Vendor have made the Purchase and Sales Agreement for Aggregate 39,200,000 Shares of Ourgame International Holdings Limited on November 24, 2015 with respect to sales and purchase of the transferred shares (hereinafter referred to as the “Original Agreement”). Pursuant to the original agreement, the Vendor as the beneficial owner proposes to sell the transfer shares it holds (defined therein), and the Purchaser agrees to purchase the transfer shares from the Vendor subject to the terms and conditions thereof.

(C)  The Article 4.1 of the original agreement provides that:

“4.1 The Closing of the Transaction shall depend on the satisfaction of the following conditions, and the transfer of the beneficiary interest of the Transferred Shares shall occur only after the satisfaction of the following conditions ("Preconditions"):

4.1.1 Shareholders of Irena have adopted a resolution which approves the Transaction and other arrangements hereunder at a general meeting.

4.1.2 SFC has confirmed in writing that the Transaction and the transfer of 186,800,000 shares among Purchaser and Long Qi, Zhang Rongming, Liu Jiang and Shen Dongri will not trigger the requirement of mandatory tender offer for Irena under the Codes on Takeovers.”

The Parties agreed as follows:

1.     Interpretation

1.1   Unless otherwise defined or the context requires, all words and expressions contained herein shall have the same meaning as those in the original agreement.

1.2   Unless the context otherwise requires, for the purpose of this supplementary agreement:

(a)   any reference to a person shall include individual, corporate organization (whether registered or not), unregistered entity or partnership;

(b)   headings of provisions shall not influence interpretation of this supplementary agreement;

(c)   any reference to a word importing a gender shall include every gender, and any reference to a word importing the singular shall include the plural and vice versa; and

(d)  any reference to any law or regulation shall include any amendment to, modification, integration or reenactment of such law or regulation, provided that such amendment, modification, integration or reenactment is or may be applicable for any transaction entered into hereunder prior to closing, and shall (if any obligation occurs or may occur with respect to such transaction) include any prior law or regulation directly or indirectly superseded by such law or regulation, unless any law or regulation enacted after this supplementary agreement is signed would result in or increase obligations of the Purchaser or the Vendor hereunder.

2.     Condition precedent

2.1 The Parties agree that the Article 4.1 of the original agreement will be deleted thoroughly, and superseded by the following words:

“4.1 The Closing of the Transaction shall depend on the satisfaction of the following conditions, and the transfer of the beneficiary interest of the Transferred Shares shall occur only after the satisfaction of the following conditions ("Preconditions"):

4.1.1 Shareholders of Irena have adopted a resolution which approves the Transaction and other arrangements hereunder at a general meeting.

2.2 The Parties agree to amend the original agreement subject to this supplementary agreement:

(a)  the original agreement remains full force and effects;

(b)  the original agreement and this supplementary agreement shall be deemed as the same instrument for construction; and

(c)  nothing of this supplementary agreement will constitute amendment to or exemption from any other matter under the original agreement, and will prejudice rights, interests and remedies of the Parties hereto under the original agreement.

3.     Governing law and jurisdiction

3.1 This supplementary agreement shall be governed and construed by the laws of Hong Kong.

3.2 The Parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong with respect to any dispute arising out of or in connection with this supplementary agreement.

4.     Appointment of process agent

4.1   The Vendor hereby irrecoverably appoints CPU ICE ABLE LIMITED at -15B, 15F, Cheuk Nang Century Plaza, 250, Hennessy Road, Wanchai, Hong Kong as the process agent to represent the Vendor to receive documents served to the Vendor for legal action or litigation arising out of or in connection with this supplementary agreement. After any such document is delivered to CPU ICE ABLE LIMITED, service shall be deemed to be completed, whether being passed to or received by the Vendor. The Vendor shall notify the Purchaser of any change in the address of the process agent within 28 days after such change, and such change shall not come into force until such notice is delivered or deemed to be delivered under the Article 15 of the original agreement. If the process agent is unable to perform its duties or has no correspondence address in Hong Kong, the Vendor irrecoverably undertakes that it would immediately appoint a new process agent acceptable for the Purchaser in Hong Kong, and deliver a written notice of appointment of process agent to the Purchaser within 14 days.

4.2   The Purchaser hereby irrecoverably appoints Yi Jia Investment Limited at Flat 1501, 15F, SPA Center, 53-55, Lockhart Road, Wanchai, Hong Kong as the process agent to represent the Purchaser to receive documents served to the Purchaser for legal action or litigation arising out of or in connection with this supplementary agreement. After any such document is delivered to Yi Jia Investment Limited, service shall be deemed to be completed, whether being passed to or received by the Purchaser. The Purchaser shall notify the Vendor of any change in the address of the process agent within 28 days after such change, and such change shall not come into force until such notice is delivered or deemed to be delivered under the Article 15 of the original agreement. If the process agent is unable to perform its duties or has no correspondence address in Hong Kong, the Purchaser irrecoverably undertakes that it would immediately appoint a new process agent acceptable for the Vendor in Hong Kong, and deliver a written notice of appointment of process agent to the Vendor within 14 days.

4.3   Nothing of this supplementary agreement will influence any other means of service of process permitted by the laws, and will influence any right to initiate the relevant litigation in any other jurisdiction to enforce judgment of court or arrange a settlement.

IN WITNESS WHEREOF, this Agreement is executed by the duly authorized representatives of the Parties on the date indicated on the first page above.

BETWEEN Authorized Representative: Li Qiang Glassy Mind Holdings Limited Witness: /s/ Hua Guanfa	) ) /s/ Li Qiang ) ) ) ) )

BETWEEN Authorized Representative: KongZhong Corporation Witness: /s/ Zhu Jianghua	) ) /s/ Wang Leilei ) ) ) ) )